SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2009

Commission File Number 1-03006

Philippine Long Distance Telephone Company

(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building

Makati Avenue

Makati City

Philippines

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No Ö

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________ )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2008. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
1	Copy of the disclosure letter that we filed today with the Securities and Exchange Commission and the Philippine Stock Exchange regarding the press release issued by Fitch Ratings (Fitch) entitled “Fitch Revises Outlook on PLDT’s Local Currency Rating to Stable”.	6

Exhibit 1

September 9, 2009

The Philippine Stock Exchange

4th Floor PSE Centre

Exchange Road, Ortigas Center

Pasig City

Attention: Ms. Janet A. Encarnacion

Head, Disclosure Department

Ladies and Gentlemen:

In compliance with Section 17.1(b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with a copy of a press release issued by Fitch Ratings (Fitch) attached thereto entitled “Fitch Revises Outlook on PLDT’s Local Currency Rating to Stable”.

This shall also serve as our disclosure letter for the purpose of complying with the PSE Revised Disclosure Rules.

Respectfully yours,

/s/ Florentino D. Mabasa, Jr.

FLORENTINO D. MABASA, JR.

Assistant Corporate Secretary

Exhibit 1

September 9, 2009

SECURITIES & EXCHANGE COMMISSION

Money Market Operations Department

SEC Building, EDSA

Mandaluyong City

Attention : Director Justina F. Callangan

Corporations Finance Department

Gentlemen:

Re : Philippine Long Distance Telephone Company

SEC Registration No. PW-55

In accordance with Section 17.1 (b) of the Securities Regulation Code, we submit herewith three (3) copies of SEC Form 17-C with a copy of a press release issued by Fitch Ratings (Fitch) attached thereto entitled “Fitch Revises Outlook on PLDT’s Local Currency Rating to Stable”.

Respectfully yours,

/s/ Florentino D. Mabasa, Jr.

FLORENTINO D. MABASA, JR.

Assistant Corporate Secretary

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.                  September 9, 2009

(Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of registrant as specified in its charter

5. PHILIPPINES 6. _____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. 9th Floor MGO Building

Legaspi corner dela Rosa Streets, Makati City 1200

Address of principal office Postal Code

8. (632) 816-8553

Registrant's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class Number of Shares of Common Stock

Licensed and Amount of Debt Outstanding

Exhibit 1

11. Item 9 – Other Events

Attached hereto is a press release issued by Fitch Ratings (Fitch) entitled “Fitch Revises Outlook on PLDT’s Local Currency Rating to Stable”.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Florentino D. Mabasa, Jr. FLORENTINO D. MABASA, JR. Assistant Corporate Secretary

Date: September 9, 2009

Exhibit 1

FitchRatings

KNOW YOUR RISK

FITCH REVISES OUTLOOK ON PLDT'S LOCAL CURRENCY
RATING TO STABLE

Fitch Ratings-Singapore/Sydney-08 September 2009: Fitch Ratings has today affirmed Philippine Long Distance Telephone Company's (PLDT) Long-term local currency (LC) IDR at 'BBB' and revised the rating Outlook to Stable from Negative. At the same time, Fitch has affirmed PLDT's Long-term foreign currency Issuer Default Rating (IDR) and the rating of its outstanding global bonds and senior notes at 'BB+'. The agency also affirmed the company's National Long-term rating at 'AAA(phl)'. The rating Outlook is Stable.

The Outlook revision on PLDT's LC IDR reflects diminished risk related to potential financial support for associate company Manila Electric Company (Meralco), at least over the near-term. Under the aegis of new major shareholders, PLDT and San Miguel Corporation (SMC), Meralco's operating prospects appear to have improved somewhat. Notably, the company has been able to raise distribution charges under performance-based regulation in Q209.

PLDT's ratings reflect its position as the Philippines' incumbent operator, with diversified and integrated telecommunications operations, as well as growing operations in call centres and business process outsourcing. The company holds a leading share of fixed-line subscribers (around 60%) and a dominant share (approximately 67%) of the nascent broadband market. Fitch expects fixed-line services to remain a core contributor to earnings and cash flow over the medium term, with strong demand for fixed-data, offsetting substitution pressures on traditional voice services.

PLDT's cellular business is the main driver of its consolidated profile, accounting for 61% of revenue and 69% of EBITDA in H109. Although the Philippines cellular market is now quite mature in terms of the addressable populace, subscription growth remained strong in H109. Total subscribers increased to 38.5 million as at H109 from 35.2m at FY08, implying an annualised growth of 19% and a market share of 52%. However, Fitch notes that PLDT's medium-term growth prospects are modest since penetration of subscriber identification modules are now at a high of approximately 82%.

The ratings also take into account rising industry risks, with potential for increased competition from new entrant, SMC, over the medium-term, as well as heightened regulatory risks in light of recent directives on prepaid-cellular load extension and on the change in the unit of billing for cellular services.

At H109, PLDT's net adjusted leverage (defined as total adjusted debt net of cash by Operating EBITDAR) stood at 0.5x and FFO by Gross Interest Expense stood at 14.0x. "The rating factors in a slight weakening in credit protection measures for FY09, which mainly reflects PLDT's acquisition of an additional 20% stake in Meralco," said Priya Gupta, Director in Fitch's Asia-Pacific telecommunications, media and technology group.

Exhibit 1

"While this increase in leverage can be accommodated at PLDT's current local currency rating of 'BBB', there is virtually no headroom for further debt-funded acquisitions of material size," she added. The ratings are likely to come under downward pressure if the agency expects PLDT's net adjusted leverage to exceed 1.0x on a sustainable basis or its post-dividend FCF to turn negative.

PLDT's local currency rating of 'BBB'/Stable (which exceeds the sovereign local currency rating by two notches) ignores foreign currency transfer and convertibility risk, and is more reflective of its stand-alone credit profile. In terms of its foreign currency IDR, PLDT remains constrained by the Philippines' country ceiling, which is currently 'BB+'. The National rating of 'AAA(phl)' incorporates all the above factors and is indicative of PLDT's relative credit strength among all Philippine companies.

Contacts: Priya Gupta, Singapore, +65 6796 7222/ priya.gupta@fitchratings.com; Vicky Melbourne, Sydney, +612 8256 0325/ vicky.melbourne@fitchratings.com.

Media Relations: Iselle Gonzalez, Sydney, Tel: +612 8256 0326, Email: iselle.gonzalez@fitchratings.com; Lisa Lim, Singapore, Tel: +65 6796 7214, Email: lisa.lim@fitchratings.com; Shivani Sundralingam, Singapore, Tel: + 65 6796 7215, Email: shivani.sundralingam@fitchratings.com.

Fitch's rating definitions and the terms of use of such ratings are available on the agency's public site, www.fitchratings.com. Published ratings, criteria and methodologies are available from this site, at all times. Fitch's code of conduct, confidentiality, conflicts of interest, affiliate firewall, compliance and other relevant policies and procedures are also available from the 'Code of Conduct' section of this site. The issuers did not participate in the rating process other than through the medium of their public disclosure.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Florentino D. Mabasa, Jr. Name : Florentino D. Mabasa,Jr. Title : First Vice President, Legal Services Head and Assistant Corporate Secretary

Date: September 9, 2009